STELLANTIS VOTE

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## Your vote matters – here's how to vote!

You may vote online or by phone instead of mailing this card.

**Votes submitted electronically must be received by 5:00 p.m., Central European Summer Time, on April 6, 2023.**

**Online**
Go to **www.investorvote.com/STLA** or scan the QR code — login details are located in the shaded bar below.

**Phone**
Call toll free 1-800-652-VOTE (8683) within the USA, US territories and Canada

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Using a **black ink** pen, mark your votes with an **X** as shown in this example.
Please do not write outside the designated areas.

X

## Annual General Meeting Proxy Card

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▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

## A Proposal — The Board of Directors recommend a vote FOR Proposals 2.c. - 8.

| | For | Against | Abstain |
|---|---|---|---|
| **2. Annual Report 2022** | | | |
| 2.c. Remuneration Report 2022 excluding pre-merger legacy matters (advisory voting) | ☐ | ☐ | ☐ |
| 2.d. Remuneration Report 2022 on the pre-merger legacy matters (advisory voting) | ☐ | ☐ | ☐ |
| 2.e. Adoption of the Annual Accounts 2022 | ☐ | ☐ | ☐ |
| 2.f. Approval of 2022 dividend | ☐ | ☐ | ☐ |
| 2.g. Granting of discharge to the directors in respect of the performance of their duties during the financial year 2022 | ☐ | ☐ | ☐ |
| **3. Appointment of Non-Executive Director** Proposal to appoint Mr. Benoît Ribadeau-Dumas as Non-Executive Director | ☐ | ☐ | ☐ |
| **4. Appointment of the Independent Auditor(s)** | | | |
| 4.a. Proposal to appoint Ernst & Young Accountants LLP as the Company's independent auditor for the financial year 2023 | ☐ | ☐ | ☐ |
| 4.b. Proposal to appoint Deloitte Accountants B.V. as the Company's independent auditor for the financial year 2024 | ☐ | ☐ | ☐ |
| **5. Amendment to Remuneration Policy** Proposal to amend paragraph 6 of the Remuneration Policy for the Board of Directors | ☐ | ☐ | ☐ |

| | For | Against | Abstain |
|---|---|---|---|
| **6. Delegation to the Board of Directors of the authority to issue shares in the capital of the Company and to limit or to exclude pre-emptive rights** | | | |
| 6.a. Proposal to designate the Board of Directors as the corporate body authorized to issue common shares and to grant rights to subscribe for common shares as provided for in article 7 of the Company's articles of association | ☐ | ☐ | ☐ |
| 6.b. Proposal to designate the Board of Directors as the corporate body authorized to limit or to exclude pre-emption rights for common shares as provided for in article 8 of the Company's articles of association | ☐ | ☐ | ☐ |
| **7. Delegation to the Board of Directors of the authority to acquire common shares in the Company's capital** Proposal to authorize the Board of Directors to acquire fully paid-up common shares in the Company's own share capital in accordance with article 9 of the Company's articles of association | ☐ | ☐ | ☐ |
| **8. Cancellation of shares in the capital of the Company** Proposal to cancel common shares held by the Company in its own share capital as specified in article 10 of the Company's articles of association | ☐ | ☐ | ☐ |

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▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

# Proxy — STELLANTIS NV

## ANNUAL GENERAL MEETING OF SHAREHOLDERS – APRIL 13, 2023

The undersigned, revoking all prior proxies, hereby appoints Giorgio Fossati with full power of substitution, as proxies to represent and vote as designated hereon, all common shares of Stellantis N.V. (the "Company") that the undersigned would be entitled to vote if personally present at the Annual General Meeting of Shareholders of the Company on Thursday, April 13, 2023, commencing at 12:00 noon Central European Summer Time and any adjournments thereof. The AGM will be held at the offices of Freshfields Bruckhaus Deringer LLP, Strawinskylaan 10, 1077 XZ Amsterdam, the Netherlands, subject to applicable restrictions on in-person visits, if any.

**IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENTS THEREOF.**

**ATTENDANCE OF THE UNDERSIGNED AT THE ANNUAL GENERAL MEETING OR ANY ADJOURNMENTS THEREOF WILL NOT BE DEEMED TO REVOKE THIS PROXY UNLESS THE UNDERSIGNED REVOKES THIS PROXY IN WRITING, SIGNS AND DELIVERS A PROXY WITH A LATER DATE, OR VOTES IN PERSON AT THE MEETING.**

### B Authorized Signatures — This section must be completed for your vote to be counted. Please date and sign below.

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

| Date (mm/dd/yyyy) — Please print date below. | Signature 1 — Please keep signature within the box. | Signature 2 — Please keep signature within the box. |
|---|---|---|
| / / | | |

### C Non-Voting Items

| Change of Address — Please print new address below. | Comments — Please print your comments below. |
|---|---|
| | |